

February 28, 2012

Via E-mail
Theodore D. Crandall
Senior Vice President and
 Chief Financial Officer
Rockwell Automation, Inc.
1201 South Second Street
Milwaukee, Wisconsin 53204

> **Re: Rockwell Automation, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed November 14, 2011**
> **File Nos. 001-12383**

Dear Mr. Crandall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

Financial Condition, page 29

1.   We note from your disclosures on page 69 that certain of your foreign subsidiaries had approximately $1.9 billion of undistributed earnings which you intend to permanently reinvest. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise your future filings to disclose the amounts of the cash and

investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K and Section IV SEC Release 33-8350.

Note 1 – Basis of Presentation and Accounting Policies, page 45

Principles of Consolidation, page 45

2.   We note that for investments in affiliates for which you are not able to exert significant influence you account for your investments using the equity or cost methods. Please explain to us the nature of any investments for which you are using the equity method. Explain to us how the use of the equity method in situations where you do exert significant influence is consistent with paragraph 323-10-05-5 of the FASB ASC.

Revenue Recognition, page 45

3.   We note that certain sales in your Control Product & Solutions business are accounted for as multiple-element arrangements. Please revise future filings to provide additional details regarding these transactions, including a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price for the significant deliverables. Refer to paragraph 605-25-50-2 of the FASB ASC paragraph 605-25-50-2.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief